METAL STORM REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

ALL FIGURES IN US DOLLARS

ARLINGTON, VA – November 30, 2004 – Metal Storm Limited (NASDAQ Small Cap ticker symbol: MTSX and ASX trading code: MST)

Metal Storm has reported unaudited group revenue from ordinary activities of U.S. $1,130,899 for the third quarter of 2004 compared to $154,519 for the same period last year. Revenue for the first nine months of 2004 was $3,361,996, compared to $493,831 for the same period last year. The increase in revenue primarily reflects the acquisition of the company’s new U.S. subsidiary, ProCam, LLC, in December 2003.

Unaudited net loss for the third quarter of 2004 was $1,796,569 ($0.003 per share and $0.014 per ADR), compared to an unaudited net loss of $896,371 ($0.002 per share and $0.04 per ADR) for the same period last year. Unaudited net loss for the first nine months of 2004 was $5,422,566 ($0.01 per share and $0.042 per ADR), compared to an unaudited net loss of $3,150,863 ($0.007 per share and $0.144 per ADR) for the same period last year. The increase in net loss for the reflects increased research and development expenses, additional technical staff, costs associated with testing and demonstrating Metal Storm technology, and integration costs related to the ProCam subsidiary.

As of September 30, 2004, Metal Storm held $13,043,176 in cash and cash equivalents.

Mr. Charles Vehlow, chief executive officer of Metal Storm, stated, “We continue to make progress towards commercialization of the 40mm and small caliber electronically initiated stacked rounds ballistic systems through new partnerships with notable U.S. defense industry contractors:

•	We are pleased to report a recent award by the US Navy to develop a system to defeat incoming rocket propelled grenades in cooperation with Northrop Grumman.

•	We entered an agreement with Lockheed Martin to conduct studies and technical demonstrations of the Metal Storm torpedo defense system.

•	We entered a cooperative research and development agreement with the U.S. Army’s Picatinny Arsenal, which provides us valuable resources, including use of the Army’s test firing ranges, facilities, and ammunition handling capabilities.

“Overall, we have sufficient cash reserves to support further development of the electronically initiated stacked rounds ballistic systems, and we remain focused on securing commercial agreements and licenses for the sale of our technology.”

The company also notes that its development projects with the New Jersey Institute of Technology are progressing, and the company is accelerating its licensing efforts for the O’Dwyer VLe® electronic handgun technology.

Mr. Vehlow continued, “We have also strengthened our senior management and board of directors. We hired Mr Jim MacDonald as Chief Financial Officer of the company. Jim brings extensive financial experience both in Australia and overseas, including an in-depth knowledge of U.S. generally accepted accounting principles, and U.S. reporting requirements. Additionally, we appointed Mr George Bergeron as Chief Technology Officer, along with an expansion of the technical team. George brings more than 25 years experience, and formerly served as director of the Technology Development Laboratory at Science Applications International Corporation. In addition we have expanded our board with the appointments of Mr J. Dennis Heipt and Mr Bruce McComish. Dennis has valuable experience in government contracting and a successful track record in negotiating commercial agreements within the U.S. defense and technology sectors. Bruce brings extensive experience in investment banking and mergers and acquisitions”

Mr. Vehlow also confirmed that the selection process to appoint a new Chairman of the board was progressing.

About Metal Storm

Metal Storm Limited is a defense technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the U.S., with offices in Washington, DC and a defense engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100-percent electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, including the National Institute of Justice (U.S.), the Missile Defense Agency (U.S.), the U.S. Navy and U.S. Army to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time and the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:

Charles Vehlow, CEO	David Waldman/Jody Burfening	Chenoa Taitt
Metal Storm, Inc.	Lippert Heilshorn & Assoc.	Lippert/Heilshorn
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
cvehlow@metalstormusa.com	dwaldman@lhai.com	ctait@lhai.com

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